Exhibit 99.1

For Immediate Release		Corporate Headquarters
40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2012

RESULTS AND DECLARES CASH DIVIDEND

Cash and Investments of $184.7 million

Share repurchases of $7.7 million

LaFox, IL, October 5, 2011: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its first quarter ended September 3, 2011. The Company also announced that its Board of Directors declared a $0.05 quarterly cash dividend.

Q1 Sales Up 10.7%

Net sales for the first quarter of Fiscal 2012 were $41.5 million, up 10.7% from net sales of $37.5 million during the first quarter of last year. Gross profit for the first quarter of Fiscal 2012 was $12.7 million, compared to $11.4 million during the first quarter of Fiscal 2011. Operating expenses for the first quarter of Fiscal 2012 were $10.8 million, compared to $10.5 million during the first quarter of Fiscal 2011.

Operating income during the first quarter of fiscal 2012 was $2.0 million, or 4.8% of net sales, compared to operating income of $0.8 million, during the first quarter of last year.

Income from continuing operations for the first quarter of Fiscal 2012 was $1.0 million, or $.06 per diluted common share, compared to income from continuing operations of $0.5 million, or $.03 per diluted common share during the first quarter of last year.

“We have taken the appropriate actions to reduce our cost structure. We anticipate our sales volume will continue to grow throughout the balance of the year enabling us to better leverage our costs. Historically first quarter sales volume is the lowest quarter in our fiscal year and are pleased that we achieved a 4.8% operating margin. We expect our operating margin rate to improve as we progress through Fiscal 2012,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

FINANCIAL SUMMARY — FIRST QUARTER

•	Net sales for the first quarter of fiscal 2012 were $41.5 million, up 10.7%, compared to net sales of $37.5 million during the first quarter of last year.

•	Gross margin as a percentage of net sales increased to 30.6% during the first quarter of fiscal 2012 compared to 30.4% during the first quarter of last year.

•	SG&A expenses during the first quarter of fiscal 2012 were $10.8 million, 25.9% of sales, compared to $10.5 million, or 28.1% of net sales, during the first quarter of fiscal 2011.

•	Operating income during the first quarter of fiscal 2012 was $2.0 million, or 4.8% of net sales, compared to operating income of $0.8 million, during the first quarter of last year.

•	Income from continuing operations during the first quarter of fiscal 2012 was $1.0 million, compared to income from continuing operations of $0.5 million during the first quarter of last year.

•	Income from discontinued operations, net of tax, was $2.6 million, compared to $7.9 million during the first quarter of fiscal 2011.

•

Net income for the first quarter of fiscal 2012 was $3.6 million, or $0.21 per diluted common share, compared to net income of $8.4 million, or $0.47 per diluted common share, in the prior year’s first quarter.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments at the end of the first quarter was $184.7 million, plus an additional $8.3 million in prepaid taxes. We used $7.7 million in cash to repurchase 577,297 shares during the first quarter of fiscal 2012, bringing our total number of shares repurchased to 1.4 million under our existing share repurchase authorization. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, continued share repurchases and investments in our growth initiatives,” said Mr. Richardson.

As of today, approximately $31.0 million remains under the existing share repurchase authorization. Share repurchases may be made on the open market or in privately negotiated transactions, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

OUTLOOK

“EDG continues to benefit from solid demand within the global manufacturing sector as well as the incremental volume related to a strategic distribution agreement. Our strategy to focus on OEMs and capitalize on our existing customer relationships is generating new, long-term opportunities for Canvys. Finally, the recent acquisition of Powerlink creates the foundation for our expansion into technical service centers which allows us to expand our share of the $1 billion microwave tube market. It also allows us to provide technical assistance to our power grid tube customers that do not have the capability to service their own equipment which will help us increase power grid tube and related electronic component sales. This is an integral part of our long-term growth strategy,” said Mr. Richardson.

“We expect that sales for EDG and Canvys for the second quarter will be in the range of $42 million to $44 million. Sales for Fiscal 2012 should be in the range of $170 to $175 million, up 7% to 10% over Fiscal 2011. We remain confident that we will be able to achieve our 5% operating margin target for the year,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.05 dividend per share to all holders of common stock and a $0.045 cash dividend per share to all holders of Class B common stock. The dividend will be payable on November 18, 2011, to all common stockholders of record on November 4, 2011. The Company currently has 14,070,480 outstanding shares of common stock and 2,939,961 outstanding shares of Class B common stock.

CHANGES TO THE BOARD OF DIRECTORS

On October 4, 2011, Paul J. Plante was elected to the board of directors. Mr. Plante replaces John Peterson who has resigned from the board. Mr. Plante has provided business consulting services to the electronics industry since 2008. Prior to that, he served in executive management positions including president and chief executive officer and a member of the board of directors of Reptron Electronics, Inc., a publicly held distributor of electronic components and provider of electronics manufacturing services.

CONFERENCE CALL INFORMATION

On Thursday, October 6, 2011, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter results for Fiscal 2012. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-482-0024 and enter passcode 96539038 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 6, 2011, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 69606153.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 22, 2011. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the RF and microwave communications, military, marine, aviation, industrial, scientific and medical markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	September 3, 2011	May 28, 2011
Assets
Current assets:
Cash and cash equivalents	$37,236	$170,975
Accounts receivable, less allowance of $605 and $438	22,753	22,374
Inventories	33,787	30,853
Prepaid expenses and other assets	6,946	5,768
Deferred income taxes	427	2,084
Income tax receivable	8,270	—
Investments – current	113,617	52,116
Discontinued operations – assets	2,079	4,018

Total current assets	225,115	288,188

Non-current assets:
Property, plant and equipment, net	5,056	5,216
Non-current deferred income taxes	—	3,994
Investments – non-current	33,871	16,656

Total non-current assets	38,927	25,866

Total assets	$264,042	$314,054

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,282	$17,814
Accrued liabilities	16,825	43,719
Discontinued operations – liabilities	7,137	13,771

Total current liabilities	39,244	75,304

Non-current liabilities:
Long-term income tax liabilities	1,168	12,568
Other non-current liabilities	1,223	387
Discontinued operations – non-current liabilities	1,572	1,622

Total non-current liabilities	3,963	14,577

Total liabilities	43,207	89,881

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 14,270 shares at September 3, 2011, and 14,921 shares at May 28, 2011	714	746
Class B common stock, convertible, $0.05 par value; issued 2,952 shares at September 3, 2011, and at May 28, 2011	147	147
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	103,566	112,179
Common stock in treasury, at cost, 21 shares at September 3, 2011, and 112 shares at May 28, 2011	(290)	(1,493)
Retained earnings	103,837	101,053
Accumulated other comprehensive income	12,861	11,541

Total stockholders’ equity	220,835	224,173

Total liabilities and stockholders’ equity	$264,042	$314,054

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Income

and Comprehensive Income

(in thousands, except per share amounts)

	Three Months Ended
	September 3, 2011	August 28, 2010
Statements of Income
Net sales	$41,511	$37,510
Cost of sales	28,809	26,119

Gross profit	12,702	11,391
Selling, general, and administrative expenses	10,772	10,545
Gain on disposal of assets	(70)	—

Operating income	2,000	846

Other (income) expense:
Interest expense	—	67
Investment/interest income	(364)	—
Foreign exchange loss	781	119
Loss on retirement of short-term debt	—	60
Other, net	(21)	9

Total other expense	396	255

Income from continuing operations before income taxes	1,604	591
Income tax provision	575	138

Income from continuing operations	1,029	453
Income from discontinued operations, net of tax	2,602	7,923

Net income	$3,631	$8,376

Net income per Common share – Basic:

Income from continuing operations	$0.06	$0.03
Income from discontinued operations	0.15	0.45

Total net income per Common share – Basic:	$0.21	$0.48

Net income per Class B common share – Basic:

Income from continuing operations	$0.05	$0.02
Income from discontinued operations	0.14	0.41

Total net income per Class B common share – Basic:	$0.19	$0.43

Net income per Common share – Diluted:

Income from continuing operations	$0.06	$0.03
Income from discontinued operations	0.15	0.44

Total net income per Common share – Diluted:	$0.21	$0.47

Net income per Class B common share – Diluted:
Income from continuing operations	$0.05	$0.02
Income from discontinued operations	0.14	0.41

Total net income per Class B common share – Diluted:	$0.19	$0.43

Weighted average number of shares:
Common shares – Basic	14,343	14,679

Class B common shares – Basic	2,952	3,048

Common shares – Diluted	17,469	17,917

Class B common shares – Diluted	2,952	3,048

Dividends per common share	$0.05	$0.02

Dividends per Class B common share	$0.045	$0.018

Statements of Comprehensive Income
Net income	$3,631	$8,376
Foreign currency translation	1,368	2,018
Fair value adjustments on investments	(48)	(3)

Comprehensive income	$4,951	$10,391

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	September 3, 2011	August 28, 2010
Operating activities:
Net income	$3,631	$8,376
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	284	895
Loss on retirement of short-term debt	—	60
Gain on disposal of assets	(70)	—
Stock compensation expense	155	148
Deferred income taxes	5,329	54
Accounts receivable	(225)	(1,676)
Income tax receivable	(8,270)	—
Inventories	(3,614)	(6,543)
Prepaid expenses	2,795	(842)
Accounts payable	(2,581)	(710)
Accrued liabilities	(33,636)	259
Long-term income tax liabilities	(11,411)	—
Other	4	420

Net cash provided by (used in) operating activities	(47,609)	441

Investing activities:
Capital expenditures	(74)	(399)
Proceeds from sale of assets	16	—
(Gain) loss on sale of investments	(10)	4
Market value adjustments	48	3
Purchase of time deposits/ CDs	(78,751)	—
Proceeds from sales of available-for-sale securities	63	10
Purchases of available-for-sale securities	(63)	(10)

Net cash used in investing activities	(78,771)	(392)

Financing activities:
Proceeds from borrowings	—	62,300
Payments on debt	—	(40,300)
Payments on retirement of short-term debt	—	(19,517)
Repurchase of common stock	(7,691)	—
Proceeds from issuance of common stock	87	164
Cash dividends paid	(846)	(348)
Other	7	—

Net cash provided by (used in) financing activities	(8,443)	2,299

Effect of exchange rate changes on cash and cash equivalents	1,084	596

Increase (decrease) in cash and cash equivalents	(133,739)	2,944
Cash and cash equivalents at beginning of period	170,975	29,038

Cash and cash equivalents at end of period	$37,236	$31,982

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2012 and Fiscal 2011

(in thousands)

By Strategic Business Unit:

Net Sales

	Q1 FY 12	Q1 FY 11	% Change
EDG	$30,729	$27,493	11.8%
Canvys	10,782	10,017	7.6%

Total	$41,511	$37,510	10.7%

Gross Profit

	Q1 FY 12	Q1 FY 11	Q1 FY 12 % of Sales	Q1 FY 11 % of sales
EDG	$9,671	$9,055	31.5%	32.9%
Canvys	3,031	2,335	28.1%	23.3%

Total	$12,702	$11,390	30.6%	30.4%